Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Enters Into Agreement to Acquire BEYOND COASTLINE HOLDINGS LIMITED

BEIJING, November 5, 2025 — TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company” or “TRX”) today announced that it has entered into a definitive agreement to acquire BEYOND COASTLINE HOLDINGS LIMITED (the “Target”), pursuant to which it will issue 7,200,000 Class A ordinary shares at a price of $2 per share. The closing of the transaction is anticipated to occur on or about November 5, 2025, or such other date as mutually agreed by the parties.

The Target is a leading Southeast Asian new retail group with a strong local foundation and an experienced management team. Established in 2025, the company has developed a comprehensive ecosystem that integrates brand operation, e-commerce management, offline retail expansion, and influencer-driven marketing. Its business covers full-category brand distribution, cosmetics import and logistics, online-to-offline retail, and social commerce. The core members of the e-commerce team have over 15 years of experience in the cross-border e-commerce industry, Some are shareholders of SHEIN, while others come from Miniso's overseas promotion and product teams. The core supply chain team consists of senior R&D executives and quality managers from Fortune 500 companies in the 3C industry. It has close collaborations with over 10 KOLs with tens of millions of followers, over 20 KOLs with millions of followers, and over 200 KOCs. The GMV is projected to reach 150 million RMB by 2025.

Mr. Baohai Xu, Director, Chairman and CEO of TRX, stated, “We are delighted to officially welcome BEYOND COASTLINE HOLDINGS LIMITED to the TRX family. The expansion into Indonesia and the broader Southeast Asian market marks a key milestone in TRX’s globalization strategy. With a young and digitally connected population, Southeast Asia stands as one of the world’s fastest-growing consumer economy. This acquisition not only enhances our exposure to the Southeast Asian consumer market but also creates meaningful synergies with our core insurance business. By integrating the Target’s consumer ecosystem into TRX’s digital insurance service framework, we aim to expand our customer reach, deepen engagement with C-end users, and create new cross-industry service touchpoints. This transaction marks a pivotal step in TRX’s globalization strategy, enabling us to support Chinese brands expanding overseas while enhancing our own international competitiveness.”

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

About BEYOND COASTLINE HOLDINGS LIMITED

Founded in 2025, BEYOND COASTLINE HOLDINGS LIMITED is a fast-growing Southeast Asian new retail group specializing in brand operation, cosmetics import, and integrated e-commerce. The company manages a robust supply chain and omnichannel sales network, connecting local consumers with international brands. With strong capabilities in logistics, brand marketing, and social commerce, it operates both online and offline retail channels across the region.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “continue,” or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd
Investor Relations Department
Email: ir@tianrx.com